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                                                              EXHIBIT (a)((1)(O)


          INTERNATIONAL BANCSHARES CORPORATION ANNOUNCES EXPIRATION OF
      DEPARTMENT OF JUSTICE WAITING PERIOD AND EXTENDS TENDER FOR NATIONAL
                        BANCSHARES CORPORATION OF TEXAS


         LAREDO, TEXAS, November 14, 2001 - International Bancshares Corporation (NASDAQ: IBOC) announced today that the required antitrust regulatory waiting period has expired and all other regulatory conditions have been met. International Bancshares also announced today that it has extended the expiration date of its tender offer for National Bancshares to 5:00 p.m., New York City time, on Monday, November 19, 2001. As of today, the minimum tender condition is the only condition to the tender offer that is unsatisfied. Upon satisfaction of the minimum tender condition, International Bancshares intends to cause NBC Acquisition Corp., a Texas corporation and wholly-owned subsidiary of International Bancshares, to promptly purchase the shares of common stock of National Bancshares that have been tendered and not withdrawn upon the expiration of the tender offer.

         Pursuant to the terms of the Agreement and Plan of Merger dated as of July 30, 2001, among International Bancshares Corporation, NBC Acquisition Corp. and National Bancshares Corporation, upon successful completion of the tender offer, NBC Acquisition Corp. will merge with and into National Bancshares. As a result of this merger, any shareholders of National Bancshares who did not tender their shares in the tender offer, other than those who properly exercise dissenters' rights under Texas law, will receive the same amount per share as paid in the tender offer. As a result of the merger, National Bancshares would become a wholly-owned subsidiary of International Bancshares.

         The Bank of New York, the depositary for the tender offer, has advised International Bancshares that, as of 5:00 p.m. New York City time, on November 13, 2001, approximately 2,258,615 shares of National Bancshares common stock (including guaranteed deliveries), representing approximately 54.6% of the shares currently outstanding, were validly tendered and not withdrawn pursuant to the tender offer.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NATIONAL BANCSHARES. THE TENDER OFFER HAS BEEN MADE PURSUANT TO A TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL, AND RELATED TENDER OFFER DOCUMENTS) REGARDING THE ACQUISITION OF NATIONAL BANCSHARES, WHICH HAS BEEN FILED BY INTERNATIONAL BANCSHARES AND NBC ACQUISITION CORP. WITH THE SEC. YOU ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER FILED BY NATIONAL BANCSHARES WITH THE SEC BEFORE MAKING ANY DECISION REGARDING THE TENDER OFFER AND RELATED TRANSACTIONS. THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TENDER OFFER ARE AVAILABLE FREE OF CHARGE FROM THE INFORMATION AGENT FOR THE TENDER OFFER, INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, OR CALL TOLL-FREE AT (888) 750-5834.


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For more information, contact:

Dennis E. Nixon
Chairman and CEO
International Bancshares Corporation
(956) 722-7611


Marvin E. Melson
President and CEO
National Bancshares Corporation of Texas
(210) 403-4211


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